EXHIBIT 99.1

Euro Tech Holdings Company Limited Reports Interim Results For The Six Months Ended June 30, 2025

Hong Kong – December 30, 2025 – Euro Tech Holdings Company Limited (Nasdaq: CLWT) today reported its unaudited financial results for the six months ended June 30, 2025.

The Company’s revenue for the six months ended June 30, 2025 (“1H 2025”) were US$5,888,000, a 18.9% decrease as compared to  US$7,259,000 for the six months ended June 30, 2024 (“1H 2024”). Revenue from trading activities decreased significantly, primarily due to lowered sales of U.S. products to China following U.S. tariffs and Chinese retaliatory measures.

Gross profit decreased by 5.2% to US$1,697,000 for 1H 2025 as compared to US$1,790,000 for 1H 2024. The decrease was due to the decrease in revenue. However the gross profit margin % for 1H 2025 increased by 4.2% to 28.8% as compared to 24.6% for 1H 2024.

General and administrative expenses decreased by US$102,000 to US$2,065,000 for 1H 2025 as compared to US$2,167,000 for 1H 2024.

The Company’s net loss for 1H 2025 was US$127,000 as compared to net income of US$44,000 for 1H 2024 resulting from decrease in revenue and equity in income of affiliate.

Mr. David Leung, CEO of the company commented,

“Despite the challenging business environment, we have seen a remarkable increase in sales orders, achieving double-digit growth in the first half of the year. This growth is primarily driven by heightened engineering activities in water and wastewater treatment (“WWT”), although the delivery timelines will be extended until the end of this year or early next year.

Recently, we have also secured additional purchase orders from international markets, including Mongolia, Norway, and Dubai, for both WWT and ballast water treatment systems (“BWTS”).

In the coming days, we intend to diversify our sales channels and explore new product applications in high-growth regions and industries to further leverage this momentum.”

About BWTS

BWTS are an imminent requirement by The International Maritime Organization ("IMO") to prevent the biological unbalance caused by the estimated 12 billion tons of ballast water transported across the seas by ocean-going vessels when their ballast water tanks are emptied or refilled. In 2012, ballast water discharge standard became a law in the US. Any vessel constructed in December 2013 or later will need to comply when entering US waters, and existing vessels will follow shortly after. IMO’s Ballast Water Management Convention entered into force for new-built vessels on September 8, 2017 after ratification by 52 States, representing 35.1441% of world merchant shipping tonnage. In July 2017, IMO decided that the phase-in period for ballast water system retrofits started on 8 September 2019.

The company obtained type approval certificate from China’s Classification Society for its 200, 300, 500, 750, 1200 and 1250 Cubic Meters per hour BWTS in 2016.

The IMO convention stipulates that type approval for revised G8 requirements must be obtained for all BWTS installed on or after October 28, 2020, and the company have been in compliance with such requirements.

The ballast water port solution system is a system installed in port to offer ballast water treatment services for ocean going ships without their own BWTS and for those with damaged BWTS.

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Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2024.

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EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2025 (Unaudited)	As of December 31, 2024 (Audited)
	US$’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	4,493	5,805
Restricted cash	1,517	1,132
Accounts receivable, net	1,342	1,386
Prepayments and other current assets	437	271
Contract assets	80	135
Inventories	302	500
Total current assets	8,171	9,229

Property, plant and equipment, net	157	159
Investments in affiliates	9,774	9,947
Goodwill	1,071	1,071
Operating lease right-of-use assets, net	231	101
Deferred tax assets	80	62
Restricted cash	315	139
Total non-current assets	11,628	11,479

TOTAL ASSETS	19,799	20,708

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,547	2,279
Contract liabilities	761	593
Other payables and accrued expenses	895	1,050
Current portion of long-term operating lease liabilities	127	83
Total current liabilities	3,330	4,005

Long-term operating lease liabilities, net of current portion	95	9

Total non-current liabilities	95	9

TOTAL LIABILITIES	3,425	4,014

	-	-

SHAREHOLDERS’ EQUITY:
Ordinary share, 20,000,000 shares authorized and no par value; 7,899,832 and 7,899,832 shares issued as of June 30, 2025 and December 31, 2024, respectively	123	123
Additional paid-in capital	9,774	9,774
Treasury stock, 330,306 and 183,533 shares at cost as of June 30, 2025 and December 31, 2024, respectively	(981)	(807)
PRC statutory reserves	345	345
Accumulated other comprehensive income	734	713
Retained earnings	5,468	5,595

Total shareholders’ equity attributable to Euro Tech Holdings Company Limited	15,463	15,743
Noncontrolling interests	911	951

Shareholders’ equity	16,374	16,694

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,799	20,708

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EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	2025 (Unaudited)		2024 (Unaudited)
	US$’000		US$’000

Revenue, net:
Trading and manufacturing		3,424		5,138
Engineering		2,464		2,121
		5,888		7,259
Cost of revenue:
Trading and manufacturing		(2,566)		(3,997)
Engineering		(1,625)		(1,472)
		(4,191)		(5,469)

Gross profit		1,697		1,790

Operating expenses:
Finance costs		-		(1)
General and administrative expenses		(2,065)		(2,167)

LOSS FROM OPERATION		(368)		(378)
Interest income		43		45
Other income, net		10		10
Equity in income of affiliates		148		232

LOSS BEFORE INCOME TAXES		(167)		(91)

Income tax credit / (expense)		3		(10)

NET LOSS		(164)		(101)

Net loss attributable to noncontrolling interests		37		145

Net (loss) / income attributable to Euro Tech Holdings Company Limited		(127)		44

Other comprehensive (loss)
Net (loss)		(164)		(101)
Foreign currency adjustments		21		(9)

COMPREHENSIVE LOSS		(143)		(110)
Comprehensive (income) / loss attributable to noncontrolling interests		(3)		151

Comprehensive (loss) / income attributable to Euro Tech Holdings Company Limited		(146)		41

Net (loss) / income per ordinary share attributable to Euro Tech Holdings Company Limited
- Basic	$	US(0.02)	$	US0.01
- Diluted	$	US(0.02)	$	US0.01

Weighted average number of ordinary shares outstanding
- Basic		7,660,243		7,717,695
- Diluted		7,660,243		7,717,695

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CONTACT:	Euro Tech Holdings Company Limited, Hong Kong
David Leung, CEO, or
Jerry Wong, CFO
Tel: 852-2814-0311
Fax: 852-2873-4887
Website: http://www.euro-tech.com

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